Filed Pursuant to Rule 424(b)(3)

Registration No. 333-278849

PROSPECTUS SUPPLEMENT NO. 4

(to Prospectus dated May 15, 2024)

Lionsgate Studios Corp.

26,207,557 Common Shares

This Prospectus Supplement supplements the Prospectus dated May 15, 2024 (the “Prospectus”), which forms a part of the Registration Statement on Form S-1 (File No. 333-278849) (the “Registration Statement”) filed by Lionsgate Studios Corp. (“LG Studios”) with the Securities and Exchange Commission (“SEC”). The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling shareholders named in the Prospectus (the “Selling Shareholders”), or their permitted transferees, of up to 26,207,557 common shares, without par value, of LG Studios (the “Common Shares”). We will not receive any proceeds from the sale of Common Shares by the Selling Shareholders pursuant to the Prospectus and this prospectus supplement.

This Prospectus Supplement is being filed to update and supplement the information in the Prospectus with the information contained in LG Studios’ Current Report on Form 8-K filed with the SEC on August 14, 2024 (the “Form 8-K”). Accordingly, we have attached a copy of the Form 8-K to this Prospectus Supplement.

This Prospectus Supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Prospectus Supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

The Common Shares are traded on the Nasdaq Capital Market under the symbol “LION.” On August 13, 2024, the last reported sale price of the Common Shares was $7.10 per share

See the section entitled “Risk Factors” beginning on page 17 of the Prospectus as well as risks and uncertainties described under similar headings in any amendments or supplements to the Prospectus to read about factors you should consider before buying securities of LG Studios.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement or the Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is August 14, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 8, 2024

Lionsgate Studios Corp.

(Exact name of registrant as specified in charter)

British Columbia, Canada

(State or Other Jurisdiction of Incorporation)

001-42102	N/A
(Commission File Number)	(IRS Employer Identification No.)

(Address of principal executive offices)

250 Howe Street, 20th Floor

Vancouver, British Columbia V6C 3R8

and

2700 Colorado Avenue

Santa Monica, California 90404

Registrant’s telephone number, including area code: (877) 848-3866

No Change

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written Communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Shares, no par value per share	LION	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(e) Compensatory Arrangements of Certain Officers.

On August 14, 2024, Lions Gate Entertainment Corp. (“Lions Gate”), the controlling shareholder of Lionsgate Studios Corp. (“LG Studios”), disclosed that, on August 8, 2024, the Compensation Committee (the “Committee”) of the Board of Directors of Lions Gate approved a new employment agreement for Jon Feltheimer, Lions Gate’s Chief Executive Officer (the “Agreement’). The Agreement replaces Lions Gate’s current employment agreement with Mr. Feltheimer, which was originally entered into as of August 21, 2020 and subsequently amended as of August 12, 2022.

The Agreement has a five-year term that is scheduled to expire on July 31, 2029. Pursuant to the Agreement, Mr. Feltheimer receives an annual base salary of $1,500,000 and is eligible to receive an annual performance bonus based on such performance criteria as established by the Committee, with the target bonus commencing with Lions Gate’s 2025 fiscal year being $7,500,000 and the maximum bonus being 200% of the target amount. Any portion of Mr. Feltheimer’s annual bonus that exceeds $1,500,000 for a particular year may be paid to him in the form of fully vested Lions Gate common shares. The Agreement also provides for Mr. Feltheimer to participate in Lions Gate’s usual benefit programs for executives at his level, as well as Lions Gate-provided life and disability insurance coverage, reasonable club membership dues and limited use of Lions Gate’s private aircraft. The Agreement also provides for Mr. Feltheimer to receive, unless the Committee approves a different long-term incentive structure for senior management for the applicable fiscal year and, subject in each case to approval by the Committee and Mr. Feltheimer’s continued employment through the applicable date of grant, the following equity-based awards for each of Lions Gate’s fiscal years from 2026 through 2029 (the “Annual Grants”): (i) a time-vesting award of restricted share units (“RSUs”) with respect to Lions Gate’s Class B non-voting shares (“Class B Shares”); (ii) a time-vesting award of stock options or share appreciation rights (“SARs”) with respect to the Class B Shares; and (iii) a performance-vesting award of RSUs with respect to the Class B Shares. The aggregate target grant date value of each Annual Grant will be $10,000,000, with the actual value of the Annual Grant to be determined by the Committee each year based on Lions Gate’s financial performance for the prior fiscal year against performance targets to be agreed upon by the Committee and Mr. Feltheimer (the “Annual Grant Value”). The number of shares subject to the three awards comprising each Annual Grant will be determined, in the case of each of the two RSU awards, by dividing one-third of the Annual Grant Value by the closing price of a Class B Share on the date of that Annual Grant and, in the case of the award of options or SARs, by dividing one-third of the Annual Grant Value by the per-share value of the award as of the grant date based on the methodology then used by Lions Gate to value options and similar awards for financial statement purposes. Each Annual Grant will be scheduled to vest in equal installments on the first three anniversaries of the applicable grant date. Each of the Annual Grants will be granted under Lions Gate’s 2023 Performance Incentive Plan or a successor equity compensation plan of Lions Gate. Except as noted below, the vesting of each installment of the Annual Grants is subject to Mr. Feltheimer’s continued employment through the applicable vesting date. In addition, the vesting of the performance-based RSU Annual Grants is contingent on achievement of performance metrics to be determined by the Committee for the 12-month period ending on the applicable vesting date. The Agreement provides that each of the Annual Grants described above may be settled in Class B Shares, Lions Gate’s Class A voting shares, cash, or a combination thereof, as determined by the Committee, with the amount of the payment in each case determined based on the value of the Class B Shares at the time of payment (less the applicable exercise price in the case of options and SARs).

In the event Mr. Feltheimer’s employment is terminated by Lions Gate without cause or by him for good reason (as such terms are defined in the Agreement), he would be entitled to a cash severance payment equal to the present value of his base salary through July 31, 2029, as well as Lions Gate payment of his premiums for continued health coverage for up to 18 months (or such longer period as provided by state law) following his termination and his premiums for continued life and disability insurance through July 31, 2029, and he would also be entitled to payment of the target amount of his annual bonus for the fiscal year in which his termination occurs. If Mr. Feltheimer’s employment is terminated by Lions Gate without cause or by him for good reason and such termination occurs on or within 12 months following a change in control of Lions Gate (as defined in the Agreement), he would be entitled to the severance benefits described above, except that his cash severance would be the greater of the present value of his base salary through July 31, 2029 and $6,000,000. In the event that Mr. Feltheimer’s employment with Lions Gate is terminated by Lions Gate without cause, by him for good reason, or due to his death or disability, Mr. Feltheimer’s equity awards granted by Lions Gate pursuant to the Agreement prior to his termination, to the extent then outstanding and unvested, would become fully vested upon his termination (and, in the case of a termination without cause or for good reason, if the Annual Grant for the fiscal year in which his termination occurs has not previously been granted, that Annual Grant would be made and would fully vest upon his termination). In addition, if Mr. Feltheimer retires from his employment with Lions Gate on at least six months written notice (or his employment continues through July 31, 2024 and terminates for any reason thereafter), his outstanding and unvested equity awards granted by Lions Gate pursuant to the Agreement prior to his retirement will continue to vest following his retirement date, and his vested options or SARs would be exercisable for five years following his retirement (or, if earlier, until the expiration date of the award). In each case, Mr. Feltheimer’s right to receive the severance payments described above would be subject to his execution of a release of claims in favor of Lions Gate.

The foregoing summary is qualified in its entirety by the provisions of the Agreement, which is filed as Exhibit 10.1 herewith and incorporated herein by this reference.

Item 9.01	Financial Statements and Exhibits.

(d)  Exhibits

Exhibit No.	Description

10.1	Employment Agreement, dated August 8, 2024, between Lions Gate Entertainment Corp. and Jon Feltheimer

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2024

LIONSGATE STUDIOS CORP.

By:	/s/ James W. Barge
Name:	James W. Barge
Title:	Chief Financial Officer

Exhibit 10.1

EMPLOYMENT AGREEMENT

This employment agreement (this “Agreement”) by and between Lions Gate Entertainment Corp. (“Lions Gate”) and Jon Feltheimer (“Feltheimer”) is entered into as of August 8, 2024. Lions Gate and Feltheimer agree that as of the Effective Date (as defined below), the terms of this Agreement shall replace and supersede the amended and restated employment agreement entered into as of August 21, 2020 and subsequently amended as of August 12, 2022, between Feltheimer and Lions Gate (the “Prior Agreement”).

This Agreement relates to the terms and conditions of Feltheimer’s employment with Lions Gate for the term specified herein.

The parties hereby agree as follows:

1. Employment. Lions Gate hereby employs Feltheimer to serve in the capacity of Chief Executive Officer of Lions Gate (“CEO”) on the terms and conditions set forth herein. Feltheimer shall have such powers and authority with respect to the management of Lions Gate consistent with his position hereunder as shall be determined by the Board of Directors of Lions Gate (the “Board”). All employees of Lions Gate, its divisions and subsidiaries shall report to Feltheimer, and he shall have hiring and firing authority over same; provided, however, that subject to prior good faith consultation with Feltheimer, the Board shall have the right to instruct Feltheimer to terminate any such employee with respect to whom it believes in good faith it has “cause” (as generally defined in Section 9(d) below) and may thereafter terminate such employee if Feltheimer elects not to do so. Feltheimer shall be responsible to and report solely to the Board.

2. Term. Feltheimer’s employment term under this Agreement shall commence on August 1, 2024 (the “Effective Date”) and continue through and including July 31, 2029 (the “Expiration Date”), subject to early termination as provided in this Agreement (the “Term”).

3. Base Salary. Lions Gate shall pay Feltheimer an annual fixed salary of US$1,500,000 from the Effective Date through the end of the Term (“Base Salary”) payable in equal installments in accordance with Lions Gate’s standard payroll practices.

4. Annual Bonus.

(a) Bonus Opportunity. During the Term, Feltheimer shall be eligible to receive an annual bonus (the “Annual Bonus”) based on Lions Gate’s fiscal year. Commencing with Lions Gate’s 2025 fiscal year, the Annual Bonus shall have a target of US$7,500,000, with the maximum amount of the Annual Bonus awarded each year being 200% of the target amount, and shall be based upon such Lions Gate and/or individual performance criteria as determined by Lions Gate’s Compensation Committee (“Compensation Committee”) as early as reasonably practicable in the fiscal year. For any fiscal year in which Feltheimer is employed for only a portion of that fiscal year, Feltheimer shall be eligible to receive a pro-rata Annual Bonus following the end of and with respect to that fiscal year as provided herein. The Annual Bonus (or portion thereof if Section 4(b) below applies), if any, that is payable in cash shall be payable in a timely manner, but in any event when bonuses, if any, are generally given to Lions Gate’s other senior-level employees and in all events within the “short-term deferral” period provided under Treasury Regulation Section 1.409A-1(b)(4).

(b) Equity Payment of Bonus Above $1.5 Million. In the event that the total Annual Bonus awarded to Feltheimer for a given fiscal year is greater than one million five hundred thousand dollars (US$1,500,000), the Compensation Committee may provide that all or a portion of the total amount of such Annual Bonus that is greater than one million five hundred thousand dollars (US$1,500,000) will be paid in the form of an award of Lions Gate common shares (with the number of shares subject to any such award to be determined as provided in Section 4(c) below). Any such shares awarded to Feltheimer pursuant to this Section 4(b) shall be fully vested on the date on which the Compensation Committee determines whether any such Annual Bonus will be paid to Feltheimer for such fiscal year (the date of any such determination by the Compensation Committee, the “Bonus Determination Date”).

(c) Determination of Equity Awarded for Bonus. If any portion of an Annual Bonus is to be paid to Feltheimer in the form of an award of fully vested Lions Gate common shares pursuant to this Section 4, the number of shares subject to such award shall be determined by the Compensation Committee on the applicable Bonus Determination Date based on the per-share closing price (in regular trading) of Lions Gate’s common shares on that date, and such shares shall be paid to Feltheimer at the same time cash bonuses for such fiscal year are paid as provided in Section 4(a).

5. Annual Equity Awards.

(a) Annual Equity Awards. Lions Gate shall request that, at the first Compensation Committee meeting to be held following each of July 1, 2025, July 1, 2026, July 1, 2027 and July 1, 2028 (the date of each such meeting, an “Annual Award Date”) and, except as expressly provided in Section 5(g)(ii) below, subject to Feltheimer’s continued employment with Lions Gate through the applicable Annual Award Date, the Compensation Committee grant Feltheimer an annual equity award (each such award, an “Annual Equity Award”). The aggregate target value of each Annual Equity Award shall be US$10,000,000, with the actual value of the Annual Equity Award to be determined by the Compensation Committee each year based on Lions Gate’s financial performance for the prior fiscal year against performance targets to be agreed upon by Feltheimer and the Compensation Committee early in the applicable fiscal year (the value of each Annual Equity Award as so determined by the Compensation Committee, the “Annual Equity Award Value”).

(b) Allocation of Annual Equity Awards. For each Annual Equity Award, unless otherwise provided by the Compensation Committee, the types of awards granted and the allocation of the Annual Equity Award Value to those awards shall be as follows:

(i)

An award of time-based restricted stock units (“RSUs”) with respect to Lions Gate’s Class B non-voting common shares (the “Class B Shares”), such award to have a value as determined under Section 5(c) equal to Thirty-Three and One-Third Percent (33 1/3%) of the applicable Annual Equity Award Value (the “Time-Based RSU Award”);

(ii)

An award of time-based stock options or share appreciation rights with respect to the Class B Shares, such award to have a value as determined under Section 5(c) equal to Thirty-Three and One-Third Percent (33 1/3%) of the applicable Annual Equity Award Value (the “Time-Based Option Award”); and

(iii)

An award of performance-based RSUs with respect to the Class B Shares, such award to have a value as determined under Section 5(c) equal to Thirty-Three and One-Third Percent (33 1/3%) of the applicable Annual Equity Award Value (the “Performance-Based RSU Award”).

(c) Determination of Annual Equity Awards. Unless otherwise provided by the Compensation Committee in approving the particular grant, the shares subject to each Annual Equity Award shall be Class B Shares, and the number of shares subject to each such award shall be determined as follows:

(i)

The number of Class B Shares subject to each Time-Based RSU Award or Performance-Based RSU Award shall be determined by dividing the applicable dollar amount allocated to such award by the closing price (in regular trading) of a Class B Share on the New York Stock Exchange (or such other exchange on which Lions Gate’s shares are then principally traded) on the applicable Annual Award Date (the “Annual Closing Price”); and

(ii)

The number of Class B Shares subject to each Time-Based Option Award shall be determined by dividing the applicable dollar amount allocated to such award by the per-share fair value of the award on the Annual Award Date (such per-share value to be based upon the Black – Scholes or similar valuation method and assumptions then generally used by Lions Gate in valuing its options and share appreciation rights awards for financial statement purposes). The exercise or base price per share for each Time-Based Option Award shall be the Annual Closing Price.

(d) Vesting and Payment of Annual Equity Awards. Unless otherwise provided by the Compensation Committee in approving the particular grant as contemplated by Section 5(e), and subject to Section 5(f) below, each Annual Equity Award shall vest (or be eligible to vest) as follows:

(i)

Each Time-Based RSU Award and Time-Based Option Award shall vest as to one-third of the shares subject to the applicable award on each of the first, second, and third anniversaries of the applicable Annual Award Date. Each RSU subject to a Time-Based RSU Award shall be payable upon vesting of the RSU, as determined by the Compensation Committee in its sole discretion, in the form of either Class B Shares, Lions Gate’s Class A voting common shares (the “Class A Shares”), cash or any combination of the foregoing, with such payment in any case to have an aggregate value (for each RSU so vested) equal to the fair market value (as determined under the Plan, as defined below) of a Class B Share on the vesting date. As to any Time-Based Option Award consisting of share appreciation rights, each right subject to such Time-Based Option Award shall be payable upon exercise of the right, as determined by the Compensation Committee in its sole discretion, in the form of either Class B Shares, Class A Shares, cash or any combination of the foregoing, with such payment in any case to have an aggregate value (for each right so exercised) equal to the amount by which the fair market value (as determined under the Plan, as defined below) of a Class B Share on the date of such exercise of such award exceeds the per-share base price of such award. Each Time-Based Option Award may be exercised only if and to the extent vested.

(ii)

Each Performance-Based RSU Award shall be eligible to vest as to one-third of the shares subject to the applicable award on each of the first, second, and third anniversaries of the applicable Annual Award Date (each, an “Annual Performance Vesting Date”). The vesting of each such award shall be subject to an assessment of Feltheimer’s performance and/or the performance of Lions Gate over the twelve (12) month period ending on the applicable Annual Performance Vesting Date, based in part on metrics established annually by the Compensation Committee in its discretion in consultation with Feltheimer. Determination of the vesting of each Performance-Based Award on each respective Annual Performance Vesting Date, if any, shall be made by the Compensation Committee in its discretion. Each RSU subject to a Performance-Based RSU Award shall be payable upon vesting of the RSU, as determined by the Compensation Committee in its sole discretion, in the form of either Class B Shares, Class A Shares, cash or any combination of the foregoing, with such payment in any case to have an aggregate value (for each RSU so vested) equal to the fair market value (as determined under the Plan as defined below) of a Class B Share on the vesting date. Any portion of a Performance-Based RSU Award that is eligible to vest on a particular Annual Performance Vesting Date and does not vest on that date shall expire on that date with no possibility of further vesting. Notwithstanding the foregoing, the Compensation Committee may, in its sole discretion, provide that any portion of such a Performance-Based RSU Award eligible to vest on any such Annual Performance Vesting Date that does not vest on that date may vest on any future Annual Performance Vesting Date (but in no event shall any such award vest as to more than 100% of the shares subject to such award).

(e) Terms of Awards in General. Each of the Annual Equity Awards set forth above in this Section 5 shall be granted in accordance with the terms and conditions of the Lions Gate 2023 Performance Incentive Plan (the “Plan”) or a successor plan thereto. Each of the Annual Equity Awards shall be evidenced by and subject to the terms of an award agreement in the form generally then used by Lions Gate to evidence grants of the applicable type of award under the Plan (or a successor plan), provided that such forms shall be modified to the extent necessary or advisable to give effect to the provisions of this Section 5. In the event that the Compensation Committee determines that the types and/or terms of the annual equity awards to be granted to members of Lions Gate’s senior management generally for a particular fiscal year will be different from those provided in this Section 5, Feltheimer acknowledges and agrees that corresponding changes to his Annual Equity Award for that fiscal year may be made by the Compensation Committee to reflect the types and terms of awards granted to senior management for that year. For avoidance of doubt, any such change shall not affect the aggregate target value of the Annual Equity Award or the basis for determining the Annual Equity Award Value for such Annual Equity Award as determined in accordance with Section 5(a).

(f) Continuance of Employment. Subject to the exceptions in Section 5(g) below, the vesting schedules in Section 5(d) above require Feltheimer’s continued employment with Lions Gate through each applicable vesting date as a condition to the vesting of the applicable installment of the equity awards and the rights and benefits thereto. Except as expressly provided herein, Feltheimer’s then-unvested awards will terminate on any termination of Feltheimer’s employment with Lions Gate, and Feltheimer will have no further rights with respect thereto.

(g) Acceleration of Equity Awards. Notwithstanding anything to the contrary herein, the provisions of this Section 5(g) shall apply to each of the Annual Equity Awards.

(i)

In the event that Feltheimer’s employment terminates due to (A) his death pursuant to Section 9(b) or (B) his Disability pursuant to Section 9(c), the portions of the Annual Equity Awards (if any) that have been granted prior to Feltheimer’s termination date and are then outstanding and not yet vested shall accelerate and become fully vested on the termination date (subject to Feltheimer’s satisfying the requirement to provide a general release of claims in accordance with Section 10(d) in the event of a termination pursuant to Section 9(c)).

(ii)

In the event that during the Term of this Agreement, Feltheimer’s employment is terminated by Lions Gate without Cause pursuant to Section 9(f) or by Feltheimer for Good Reason as provided in Section 9(e)(iv), (x) the portions of the Annual Equity Awards (if any) that have been granted prior to Feltheimer’s termination date and are then outstanding and not yet vested shall immediately accelerate and become fully vested and (y) in the event that such a termination of Feltheimer’s employment occurs after the start of a fiscal year and prior to the date on which an Annual Equity Award for that fiscal year is granted to Feltheimer pursuant to Section

5(a)(ii) above, such Annual Equity Award shall be granted to Feltheimer prior to such termination of his employment in accordance with the foregoing provisions of this Section 5 and such Annual Equity Award shall be fully vested (and in the case of the Time-Based Option Award, exercisable) as of the grant date of the Annual Equity Award (subject in each case to Feltheimer’s satisfying the requirement to provide a general release of claims in accordance with Section 10(d)). If the foregoing clause (y) applies, the date of grant of such Annual Equity Award shall be considered the Annual Award Date of the award for purposes of Section 5(c).

(iii)

In the event that either (x) during the Term of this Agreement, Feltheimer resigns from his employment with Lions Gate for any reason (a “Retirement”) and provided that Feltheimer has provided at least six (6) months advance written notice to Lions Gate of such resignation or (y) Feltheimer’s employment with Lions Gate continues through the Expiration Date (and without regard to any termination of his employment that may occur thereafter), and so long as in any case Feltheimer is not in material breach of any of his confidentiality and non-solicitation covenants under this Agreement, the portions of the Annual Equity Awards (if any) that have been granted prior to the date of Feltheimer’s Retirement and are then outstanding and not yet vested shall continue to vest in accordance with their terms following the Retirement date and, in the case of options and similar awards, shall be exercisable until the earlier of the date that is five (5) years after the Retirement Date or the original expiration date of the award (in each case, subject to Feltheimer’s satisfying the requirement to provide a general release of claims in accordance with Section 10(d)).

(iv)

For any other equity-based awards granted during the Term at any time after the Effective Date (unless otherwise expressly provided by the Compensation Committee at the time it approves the applicable grant), the provisions for accelerated vesting of equity awards in this Section 5(g) shall apply to such awards.

(h) Pre-Existing and Other Equity. The equity grants provided in this Section 5 shall be in addition to any equity awards granted to Feltheimer by Lions Gate prior to the Effective Date, including (without limitation) any equity awards granted prior to the Effective Date pursuant to Sections 5A and 5B of the Prior Agreement (collectively, the “Pre-Existing Equity”). The Pre-Existing Equity will continue to be governed by its existing terms. Lions Gate and Felthimer hereby acknowledge and agree that (1) the annual equity award to be granted at the first Compensation Committee meeting to be held following July 1, 2024 as contemplated by Section 5B of the Prior Agreement was granted prior to the Effective Date and is included in the term Pre-Existing Equity as used herein, and (2) the provisions of Section 5B of the Prior Agreement that refer to an annual equity award to be granted at the first Compensation Committee meeting to be held following July 1, 2025 are superseded and replaced in their entirety by this Section 5.

6. Change of Control. In the event of a “Change of Control” as defined below, the following shall apply:

(a) Change of Control. For the purposes of this Agreement, the term “Change of Control” shall mean:

(i)

if any person, other than (A) any person who holds or controls entities that, in the aggregate (including the holdings of such person), hold or control thirty-three percent (33%) or more of the outstanding shares of Lions Gate on the date of execution of this Agreement by each party hereto (collectively, a “Thirty-Three Percent Holder”) or (B) a trustee or other fiduciary holding securities of Lions Gate under an employee benefit plan of Lions Gate, becomes the beneficial owner, directly or indirectly, of securities of Lions Gate representing thirty-three percent (33%) or more of the outstanding shares as a result of one or more related transactions in the context of a merger, consolidation, sale or other disposition of equity interests or assets of Lions Gate, excluding any transactions or series of transactions involving a sale or other disposition of securities of Lions Gate by a Thirty-Three Percent Holder;

(ii)

if, as a result of one or more related transactions in the context of a merger, consolidation, sale or other disposition of equity interests or assets of Lions Gate, there is a sale or disposition of thirty-three percent (33%) or more of Lions Gate’s assets (or consummation of any transaction, or series of related transactions, having similar effect), other than in the context of a spin-off, split-off, issuance of a tracking stock or other related transaction;

(iii)

if, as a result of one or more related transactions in the context of a merger, consolidation, sale or other disposition of equity interests or assets of Lions Gate, there occurs a change or series of changes in the composition of the Board as a result of which half or less than half of the directors are incumbent directors (with “incumbent director” to mean any individual: (x) who serves on the Board as of the Effective Date; or, (y) who becomes a director after the Effective Date and whose election (or nomination for election by Lions Gate’s shareholders) was approved by a vote of at least two-thirds of the incumbent directors then serving on the Board (including for these purposes, the new members whose election or nomination was so approved, without counting the member and his or her predecessor twice, and excluding any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of any person other than the Board;

(iv)

if, as a result of one or more related transactions in the context of a merger, consolidation, sale or other disposition of equity interests or assets of Lions Gate (excluding any sale or other disposition of securities of Lions Gate by a Thirty-Three Percent Holder in a single transaction or a series of transactions), a shareholder or group of shareholders acting in concert, other than a Thirty-Three Percent Holder in a single transaction or a series of transactions, obtain control of thirty-three percent (33%) or more of the outstanding shares of Lions Gate;

(v)

if, as a result of one or more related transactions in the context of a merger, consolidation, sale or other disposition of equity interests or assets of Lions Gate, a shareholder or group of shareholders acting in concert obtain control of at least half of the Board, excluding any transactions or series of transactions involving a sale or other disposition of securities of Lions Gate by a Thirty-Three Percent Holder;

(vi)	if there is a dissolution or liquidation of Lions Gate; or

(vii)

if there is any transaction or series of related transactions that has the substantial effect of any one or more of the foregoing, excluding any transaction or series of transactions involving a Thirty-Three Percent Holder, and other than in the context of a spin-off, split-off, issuance of a tracking stock or other related transaction.

(b) Change in Control Severance. If, upon or within twelve (12) months following a Change of Control, Lions Gate terminates Feltheimer’s employment without Cause pursuant to Section 9(f) or Feltheimer terminates his employment for Good Reason pursuant to Section 9(e)(iv), then, subject to Sections 10(d) and 12(b), Feltheimer shall be entitled, in addition to the Accrued Obligations (as defined below), to receive the Severance Benefits (as identified in Section 10(c) below and subject to the terms and conditions set forth therein); provided, however, that the amount of the cash severance payable to Feltheimer in connection with such a termination of his employment as provided in Section 10(c)(i) shall be equal to the greater of (1) the present value (using the then prevailing rate of interest charged to Lions Gate by its principal lender as the discount rate) of payment of Feltheimer’s Base Salary through the Expiration Date, or (2) US$6,000,000, such payment to be made as provided in Section 10(c)(i).

(c) Definition of Accrued Obligations. As used in this Agreement, “Accrued Obligations” means accrued but unpaid (i) Base Salary, (ii) expense reimbursement, (iii) vacation pay, if any, and (iv) vested equity awards.

7. Benefits/Expenses.

(a) During the Term, Feltheimer shall be eligible for all employee benefits (including health insurance and 401(k) or other retirement plans) per Lions Gate’s standard benefit program on terms not less favorable than those provided generally to other senior executives of Lions Gate. Feltheimer shall be entitled to take paid time off without a reduction in salary, subject to the demands and requirements of Feltheimer’s duties and responsibilities under this Agreement. Feltheimer shall not accrue any vacation.

(b) During the Term, Lions Gate shall, consistent with its normal practice, promptly reimburse Feltheimer for all travel, entertainment and other reasonable business expenses incurred by him in promoting the business of Lions Gate.

(c) During the Term, in addition to the benefits provided in Section 7(a), Feltheimer shall be entitled to benefits commensurate with his position as Chief Executive Officer of a publicly held company in the entertainment industry. Without limiting the foregoing, Feltheimer shall be permitted to use Lions Gate’s private plane on terms consistent with past practice and entitled to payment by Lions Gate of reasonable club membership dues.

(d) During the Term, Lions Gate shall provide Feltheimer with life and disability insurance policies providing Feltheimer (or his estate, as applicable) with US$2,000,000 in benefits. Feltheimer shall reasonably cooperate with Lions Gate in fulfilling its obligations to provide such policies.

(e) Notwithstanding the foregoing and except with respect to Section 7(c) and 7(d), nothing contained in this Agreement shall obligate Lions Gate to adopt or implement any benefits, or prevent or limit Lions Gate from making any blanket amendments, changes, or modifications of the eligibility requirements or any other provisions of, or terminating, in its entirety, any benefit at any time, and Feltheimer’s participation in or entitlement under any such benefit shall at all times be subject in all respects thereto; provided, however, that Feltheimer shall be treated no less favorably than other senior executives of Lions Gate generally.

8. Devotion of Time/Services. Feltheimer recognizes that consistent with his position as CEO he is required to devote substantially all of his business time and services to the business and interests of Lions Gate and, due to Feltheimer’s high level position, failure to do so would cause a material and substantial disruption to Lions Gate’s operations. Consistent with the foregoing, Feltheimer agrees that he shall not undertake any activity that is in direct conflict with the essential enterprise related interests of Lions Gate. As long as Feltheimer’s meaningful business time is devoted to Lions Gate, Feltheimer may devote a reasonable amount of time to minimal outside consulting activities, management of personal investments and charitable, political and civic activities, so long as these activities do not directly conflict with Lions Gate’s interests or otherwise materially interfere with Feltheimer’s performance under this Agreement.

9. Termination. Feltheimer’s employment and the Term shall terminate upon the happening of any one or more of the following events:

(a) upon mutual written agreement between Lions Gate and Feltheimer;

(b) upon the death of Feltheimer;

(c) by Lions Gate giving written notice of termination to Feltheimer during the continuance of any Disability (as defined below) at any time after he has been unable to perform the material services or material duties required of him in connection with his employment by Lions Gate as a result of physical or mental Disability (or disabilities) which has

(or have) continued for a period of twelve (12) consecutive weeks, or for a period of sixteen (16) weeks in the aggregate, during any twelve (12) consecutive month period. Notwithstanding any other provision herein, during any period of Disability hereunder which lasts for more than two (2) consecutive weeks, in its exercise of good faith business judgment, and in consultation with Feltheimer (if practical), the Board may appoint an interim CEO to fulfill the duties and responsibilities of Feltheimer and such appointment shall not be deemed a breach of this Agreement; provided, however, that upon the termination of Feltheimer’s Disability, Feltheimer shall immediately resume the position of sole CEO and his duties and responsibilities in accordance with the terms of this Agreement and the interim CEO shall cease serving in such capacity. For purposes of this Agreement, “Disability” shall mean a physical or mental impairment which renders Feltheimer unable to perform the essential functions of his position, with even reasonable accommodation, which does not impose an undue hardship on Lions Gate. Lions Gate reserves the right, acting reasonably and in good faith, to make the determination of Disability under this Agreement based upon information, if any, supplied by Feltheimer and/or his medical personnel, as well as information from medical personnel (or others) selected by Lions Gate or its insurers. Feltheimer shall have ten (10) business days following written notice by Lions Gate to cure the Disability, if such Disability is capable of cure;

(d) by Lions Gate giving written notice of termination for Cause. “Cause,” as used herein, means that Feltheimer has engaged in or committed any of the following: (i) conviction of a felony, except a felony relating to a traffic accident or traffic violation; (ii) gross negligence or willful misconduct with respect to Lions Gate, which shall include, but is not limited to theft, fraud or other illegal conduct, refusal or unwillingness to perform employment duties, sexual harassment, any willful (and not legally protected act) that is likely to and which does in fact have the effect of injuring the reputation, business or a business relationship of Lions Gate, violation of any fiduciary duty, and violation of any duty of loyalty; (iii) any material breach of this Agreement by Feltheimer; or (iv) conduct in violation of Section 11 of this Agreement; provided, however, Lions Gate shall not terminate Feltheimer’s employment hereunder pursuant to this Section 9(d) unless it shall first give Feltheimer written notice of the alleged defect and the same is not cured within fifteen (15) business days of such written notice;

(e) by Feltheimer giving notice of his intention to terminate for one of the following reasons:

(i)	Feltheimer accepts a full time position with the federal or state government,

(ii)	Feltheimer accepts a full time position with a philanthropic or non-profit organization,

(iii)	Feltheimer moves his permanent residence from the U.S. to another country, or

(iv)	Feltheimer terminates his employment with Lions Gate for Good Reason. For purposes of this Agreement, “Good Reason” shall mean (in each case without the written consent of Feltheimer):

(A)	a material diminution in Feltheimer’s position, authorities, duties or responsibilities from the level in effect on the Effective Date;

(B)	a material reduction of Feltheimer’s Base Salary or target Annual Bonus as in effect on the commencement of the Term or as the same may be increased from time to time;

(C)	a requirement by Lions Gate that Feltheimer report to anyone other than the Board; or

(D)	any material breach by Lions Gate of this Agreement or any other compensatory arrangement between Lions Gate and Feltheimer.

Good Reason shall not include death or Disability. Feltheimer’s continued employment shall not constitute consent to, or a waiver of rights with respect to, any circumstance constituting Good Reason hereunder; provided, however, that a termination of employment by Feltheimer shall not be considered a termination for Good Reason unless it occurs within eighteen (18) months following the event claimed to constitute Good Reason. Feltheimer shall provide Lions Gate written notice of any event claimed to constitute Good Reason within ninety (90) days after the occurrence of the event (or, if later, the date on which Feltheimer knows or reasonably should know of such occurrence), and Lions Gate shall have an opportunity to cure any claimed event of Good Reason within thirty (30) days after its receipt of such notice from Feltheimer. Lions Gate shall notify Feltheimer of the timely cure of any claimed event of Good Reason and the manner in which such cure was effected, and upon receipt of written notice from Feltheimer of his concurrence that a cure has been effectuated, any notice of termination delivered by Feltheimer based on such claimed Good Reason shall be deemed withdrawn and shall not be effective to terminate this Agreement.

(f) by Lions Gate giving notice to Feltheimer of termination without Cause.

10. Effect of Termination.

(a) With Cause. If Lions Gate terminates this Agreement pursuant to Section 9(d) above, Lions Gate shall have no further obligation to pay Feltheimer any compensation of any kind other than the Accrued Obligations.

(b) Death or Disability. In the event of the termination of this Agreement pursuant to Section 9(b) or (c) above, Lions Gate shall have the obligation to pay Feltheimer’s estate or Feltheimer, as applicable, any Accrued Obligations. In addition, in the event of the termination of this Agreement due to Feltheimer’s death or Disability, any Pre-Existing Equity, to the extent then outstanding and unvested, will be fully vested and, in the case of stock options and SARs, become exercisable upon the date of death in the case of death or upon the date of termination for Disability in the case of Disability. In the event of a termination due to Feltheimer’s Disability, Lions Gate shall continue to pay the premiums for life and disability premiums for Feltheimer as contemplated by Section 7(d) above through the Expiration Date.

(c) Termination Without Cause or by Feltheimer for Good Reason. If Lions Gate terminates Feltheimer’s employment without Cause pursuant to Section 9(f) or Feltheimer terminates his employment with Lions Gate for Good Reason pursuant to Section 9(e)(iv) above and, in either case, the release requirement under Section 10(d) is met, then Lions Gate shall pay Feltheimer, subject to Section 12(b) and in addition to the Accrued Obligations, the following payments and benefits (collectively, the “Severance Benefits”):

(i)

except as provided in Section 6(b), a cash severance payment equal to the present value (using the then prevailing rate of interest charged to Lions Gate by its principal lender as the discount rate) of payment of Feltheimer’s Base Salary through the Expiration Date, such payment to be made in a lump sum as soon as practicable after (and in all events not more than sixty (60) days after) the date of Feltheimer’s Separation from Service (as defined below); provided, however, that if the 60-day period following Feltheimer’s Separation From Service spans two calendar years, such payment shall be made within such 60-day period but in the second of the two calendar years;

(ii)

if Feltheimer timely elects continued health coverage for himself (and, if applicable his eligible dependents) under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”), Lions Gate will pay or reimburse Feltheimer’s COBRA premiums for up to eighteen (18) months (or such longer period for such coverage as may be provided under applicable state law) following his Separation from Service (provided that Lions Gate’s obligation to make any payment pursuant to this sentence shall cease upon the date Feltheimer becomes eligible for substantially similar coverage under the health plan of a future employer);

(iii)

any Pre-Existing Equity, to the extent then outstanding and unvested, will be fully vested and, in the case of stock options and similar awards, become exercisable upon the date of Feltheimer’s Separation from Service;

(iv)

Feltheimer shall be entitled to payment of (a) any Annual Bonus that would otherwise have been paid to Feltheimer had his employment with Lions Gate not terminated with respect to any fiscal year that ended before the date of his termination (to the extent such bonus has not previously been paid) and (b) the target amount of Feltheimer’s Annual Bonus in effect for the fiscal year in which such termination of his employment occurs; and

(v)	Lions Gate shall continue to pay the premiums for life and disability insurance for Feltheimer as contemplated by Section 7(d) above through the Expiration Date.

(d) Release. Notwithstanding any other provision herein, Feltheimer’s right to receive any severance benefits pursuant to Section 6(b) or Section 10(c) of this Agreement shall be subject to his execution and delivery to Lions Gate of a general release of claims in substantially the form attached hereto as Exhibit A (with such changes as may be reasonably required to such form to help ensure its enforceability in light of any changes in applicable law) not more than twenty-one (21) days (forty-five (45) days if required under applicable law) after the date Lions Gate provides the final form of release to Feltheimer (and Feltheimer’s not revoking such release within any revocation period provided under applicable law). Lions Gate shall provide the final form of release agreement to Feltheimer not later than seven (7) days following the termination date.

(e) No Duty to Mitigate. If Feltheimer’s employment with Lions Gate is terminated pursuant to Sections 6(b), 9(a) – (c) or 9(e) – (f) above, Feltheimer shall have no obligation to mitigate and Lions Gate shall have no right to offset any income thereafter received by Feltheimer against Lions Gate’s payment obligations to him.

(f) Separation from Service. As used herein, a “Separation from Service” occurs when Feltheimer dies, retires, or otherwise has a termination of employment with Lions Gate that constitutes a “separation from service” within the meaning of Treasury Regulation Section 1.409A-1(h)(1), without regard to the optional alternative definitions available thereunder.

11. Public Morals. Feltheimer shall act at all times with due regard to public morals, conventions and Lions Gate policies as applied to other senior executives of Lions Gate. If Feltheimer commits any act, or if Feltheimer conducts Feltheimer’s behavior in a manner, which shall be an offense involving moral turpitude under federal, state or local laws, or which might tend to bring Feltheimer to public disrepute, contempt, scandal or ridicule based on a commonly held standard of causing material harm to Lions Gate, Lions Gate shall have the right to terminate this Agreement upon written notice to Feltheimer given at any time following the date on which the commission of such act, or such conduct, shall have become known to Lions Gate pursuant to Section 9(d)(iv) of this Agreement.

12. Section 409A.

(a) It is intended that any amounts payable under this Agreement and any exercise of authority or discretion hereunder by Lions Gate or Feltheimer shall comply with Section 409A of the Code (including the Treasury regulations and other published guidance relating thereto) (“Section 409A”) so as not to subject Feltheimer to payment of any interest or additional tax imposed under Section 409A. To the extent that any amount payable under this Agreement would trigger the additional tax imposed by Section 409A, this Agreement shall be construed and interpreted in a manner to avoid such additional tax yet preserve (to the nearest extent reasonably possible) the intended benefit payable to Feltheimer.

(b) Notwithstanding any other provision herein, if Feltheimer is a “specified employee” within the meaning of Treasury Regulation Section 1.409A-1(i) as of the date of Feltheimer’s Separation from Service, Feltheimer shall not be entitled to any payment or benefit pursuant to Section 6(b) or 10(c) above until the earlier of (i) the date which is six (6) months after his Separation from Service for any reason other than death, or (ii) the date of Feltheimer’s death. Any amounts otherwise payable to Feltheimer upon or in the six (6) month period following Feltheimer’s Separation from Service that are not so paid by reason of this paragraph shall be paid as soon as practicable (and in all events within thirty (30) days) after the date that is six (6) months after Feltheimer’s Separation from Service (or, if earlier, as soon as practicable, and in all events within thirty (30) days, after the date of Feltheimer’s death) and any such payments shall be increased by an amount equal to interest on such payments for the period commencing with the date such payment would have otherwise been made but for this Section 12(b) (the “Original Payment Date”) and ending on the date such payment is actually made, at an interest rate equal to the prevailing rate of interest charged to Lions Gate by its principal lender in effect as of the Original Payment Date. The provisions of this paragraph shall only apply if, and to the extent, required to avoid the imputation of any tax, penalty or interest pursuant to Section 409A of the Code.

(c) To the extent that any benefits or reimbursements pursuant to Section 6(b), 7 or 10(c) are taxable to Feltheimer, any reimbursement payment due to Feltheimer pursuant to any such provision shall be paid to Feltheimer on or before the last day of Feltheimer’s taxable year following the taxable year in which the related expense was incurred. The benefits and reimbursements pursuant to such provisions are not subject to liquidation or exchange for another benefit and the amount of such benefits and reimbursements that Feltheimer receives in one taxable year shall not affect the amount of such benefits or reimbursements that Feltheimer receives in any other taxable year.

13. Indemnification. Except with respect to claims resulting from Feltheimer’s willful misconduct or acts outside the scope of his employment hereunder, Feltheimer shall be defended, indemnified and held harmless by Lions Gate (whether during or after the Term) in respect of all claims arising from or in connection with his position or services as an officer of Lions Gate to the maximum extent permitted in accordance with Lions Gate’s Certificate of Incorporation, its By-Laws and under applicable law (including, without limitation and as applicable, attorney’s fees), and shall be covered by Lions Gate’s applicable directors and officers insurance policy, which coverage shall be no less favorable than that accorded any other officer or director of Lions Gate.

14. Company Policies. Feltheimer shall abide by the provisions of all policy statements, including without limitation any conflict of interest policy statement, of Lions Gate or adopted by Lions Gate from time to time during the Term and furnished to Feltheimer in writing or of which he has notice.

15. Non-Solicitation. Feltheimer shall not, during the Term, and for a period of one (1) year thereafter using any Confidential Information, directly or indirectly, induce or attempt to induce any employee or contractor of Lions Gate or its affiliates (other than Feltheimer’s exclusive personal assistant), to leave Lions Gate or its affiliates or to render services for any other person, firm or corporation.

16. Property of Lions Gate. Feltheimer acknowledges that the relationship between the parties hereto is exclusively that of employer and employee and that Lions Gate’s obligations to him are exclusively contractual in nature. Lions Gate and/or its affiliates shall be the sole owner or owners of all interests and proceeds of Feltheimer’s services hereunder, including without limitation, all ideas, concepts, formats, suggestions, developments, arrangements, designs, packages, programs, scripts, audio visual materials, promotional materials, photography and other intellectual properties and creative works which Feltheimer may prepare, create, produce or otherwise develop in connection with and during his employment hereunder, including without limitation, all copyrights and all rights to reproduce, use, authorize others to use and sell such properties or works at any time or place for any purpose, free and clear of any claims by Feltheimer (or anyone claiming under him) of any kind or character whatsoever (other than Feltheimer’s right to compensation hereunder). Feltheimer shall have no right in or to such properties or works and shall not use such properties or works for his own benefit or the benefit of any other person. Feltheimer shall, at the reasonable request of Lions Gate, execute such assignments, certificates, applications, filings, instruments or other documents consistent herewith as Lions Gate may from time to time reasonably deem necessary or desirable to evidence, establish, maintain, perfect, protect, enforce or defend its right, title and interest in or to such properties or works. Notwithstanding anything to the contrary herein, Feltheimer’s personal rolodex (including without limitation any digital version thereof) shall remain his personal property during the Term of this Agreement and following its expiration or earlier termination. Feltheimer’s assignment of rights in this paragraph does not apply to any invention which fully qualifies under Section 2870 of the California Labor Code, which provides as follows:

“(a) Any provision in an employment agreement which provides that an employee shall assign, or offer to assign, any of his or her rights in an invention to his or her employer shall not apply to an invention that the employee developed entirely on his or her own time without using the employer’s equipment, supplies, facilities, or trade secret information except for those inventions that either:

(1) Relate at the time of conception or reduction to practice of the invention to the employer’s business, or actual or demonstrably anticipated research or development of the employer; or

(2) Result from any work performed by the employee for the employer.

(b) To the extent a provision in an employment agreement purports to require an employee to assign an invention otherwise excluded from being required to be assigned under subdivision (a), the provision is against the public policy of this state and is unenforceable.”

17. Confidential Information. All memoranda, notes, records and other documents made or compiled by Feltheimer, or made available to him during his employment with Lions Gate concerning the business or affairs of Lions Gate or its affiliates shall be Lions Gate’s property and shall be delivered to Lions Gate on the termination of this Agreement or at any other time on request from Lions Gate. Feltheimer shall keep in confidence and shall not use for himself or others, or divulge to others except in the performance of his duties hereunder, any information concerning the business or affairs of Lions Gate or its affiliates which is not otherwise publicly available and which is obtained by Feltheimer as a result of his employment, including without limitation, trade secrets or processes and information reasonably deemed by

Lions Gate to be proprietary in nature, including without limitation, financial information, programming or plans of Lions Gate or its affiliates (collectively, “Confidential Information”), unless disclosure is permitted by Lions Gate or required by law or legal process. Notwithstanding the foregoing, nothing in this Agreement prevents Feltheimer from discussing or disclosing information about unlawful acts in the workplace, such as alleged harassment or discrimination or any other conduct that Feltheimer has reason to believe is unlawful. Further, pursuant to the Defend Trade Secrets Act of 2016, Feltheimer may not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that: (a) is made in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney solely for the purpose of reporting or investigating a suspected violation of law; or (b) is made in a complaint or other document that is filed in a lawsuit or other proceeding, provided that such filing is made under seal. Further, Lions Gate will not retaliate against Feltheimer in any way for any such disclosure made in accordance with the law. In the event a disclosure is made, and Feltheimer files any type of proceeding against Lions Gate alleging that Lions Gate retaliated against him because of his disclosure, Feltheimer may disclose the relevant trade secret to his attorney and may use the trade secret in the proceeding if (i) he files any document containing the trade secret under seal, and (ii) he does not otherwise disclose the trade secret except pursuant to court or arbitral order.

18. Right to Use Name. During the term, Lions Gate shall have the right to use Feltheimer’s approved biography, name and approved likeness in connection with its business, including in advertising its products and services, but not for use as a direct or indirect endorsement.

19. Assignment and Delegation. Feltheimer shall not assign any of Feltheimer’s rights or delegate any of Feltheimer’s duties (the latter other than to employees of Lions Gate acting under Feltheimer’s supervision) granted under this Agreement. Any such assignment or delegation shall be deemed void ab initio. Feltheimer hereby acknowledges and agrees that Lions Gate may, in its sole discretion, assign this Agreement to any successor or assign (whether direct or indirect, by purchase, merger, spin-off, split-off, consolidation, issuance of a tracking stock or other related transaction). This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs and personal and legal representatives. Any such successor or assign of Lions Gate shall be included in the term “Lions Gate” as used in this Agreement.

20. Miscellaneous.

(a) Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of California without regard to principles of conflict of laws.

(b) Amendments. This Agreement may be amended or modified only by a written instrument executed by each of the parties hereto.

(c) Titles and Headings. Section or other headings contained herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of any of the terms or provisions hereof.

(d) Entire Agreement. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements, negotiations and understandings of the parties in connection therewith (including, without limitation, the Prior Agreement, except as expressly provided herein). Notwithstanding the foregoing, except as expressly set forth herein, the terms and conditions of the agreements that evidence equity-based awards granted by Lions Gate to Feltheimer that are outstanding as of the Effective Date are outside of the scope of the preceding provisions of this Section 20(d) and continue in effect.

(e) Successors and Assigns. This Agreement is binding upon the parties hereto and their respective successors, assigns, heirs and personal representatives. Except as specifically provided herein, neither of the parties hereto may assign the rights and duties of this Agreement or any interest therein, by operation of law or otherwise, without the prior written consent of the other party, except that, without such consent, Lions Gate shall assign this Agreement to, and provide for the assumption thereof by, any successor to all or substantially all of its stock, assets and business by dissolution, merger, consolidation, transfer of assets or otherwise.

(f) Arbitration. In exchange for Feltheimer’s employment with Lions Gate, including the compensation and benefits provided to Feltheimer by Lions Gate, Lions Gate’s promise to arbitrate all disputes with Feltheimer, and the benefits of the speedy, economical and impartial dispute resolution procedure of arbitration, Lions Gate and Feltheimer, with the advice and consent of their selected counsel, choose to forego their right to resolution of their disputes in a court of law by a judge or jury, and instead elect to treat their disputes, if any, pursuant to the Federal Arbitration Act and/or California Civil Procedure Code §§ 1281, et seq.

(i) Feltheimer and Lions Gate agree that any and all claims or controversies whatsoever brought by Feltheimer or Lions Gate, arising out of or relating to this Agreement, Feltheimer’s employment with Lions Gate, or otherwise arising between Feltheimer and Lions Gate (including its parent, subsidiaries, affiliates, successors, or assigns, or any of its or their respective officers, directors, or employees), will be resolved by final and binding arbitration administered by Judicial Arbitration and Mediation Services, Inc. (“JAMS”) pursuant to its Employment Arbitration Rules and Procedures (the “JAMS Rules”), which are available upon request or online at https://www.jamsadr.com/rules-employment-arbitration. This includes all claims whether arising in tort or contract and whether arising under statute or common law. Such claims may include, but are not limited to, those relating to this Agreement, wrongful termination, retaliation, harassment, or any statutory claims under Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1991, the Fair Employment and Housing Act, the Age Discrimination in Employment Act, the Americans with Disabilities Act, or similar Federal or state statutes. In addition, any claims arising out of the public policy of California, any claims of wrongful termination, employment discrimination, retaliation, or harassment of any kind, as well as any claim related to the termination or non-renewal of this Agreement shall be arbitrated under the terms of this Agreement. The obligation to arbitrate such claims will survive the termination of this Agreement. Lions Gate shall be responsible for all costs of the arbitration services, including the fees and costs of the arbitrator and court reporter fees, unless Feltheimer wishes to share such costs voluntarily. To the extent permitted by law, the hearing and all filings and other proceedings shall be treated in a private and confidential manner by the arbitrator and all parties and representatives, and shall not be disclosed except as necessary for any related judicial proceedings.

(ii) The arbitration will be conducted before an arbitrator who is a member of JAMS and mutually selected by the parties from the JAMS Panel. In the event that the parties are unable to mutually agree upon an arbitrator, each party shall select an arbitrator from the JAMS Panel and the two selected arbitrators shall jointly select a third, and the arbitrators shall jointly preside over the arbitration. The arbitrator(s) will have jurisdiction to determine the arbitrability of any claim. The arbitrator(s) shall have a business office in or be a resident of Los Angeles County, California. The arbitrator(s) shall have the authority to grant all monetary or equitable relief (including, without limitation, injunctive relief, ancillary costs and fees, and punitive damages) available under state and Federal law. The arbitrator(s) will issue a decision or award in writing, stating the essential findings of fact and conclusions of law. Either party shall have the right to appeal any adverse rulings or judgments to the JAMS Panel of Retired Appellate Court Justices. Judgment on any award rendered by the arbitrator(s) may be entered and enforced by any court having jurisdiction thereof.

(iii) Notwithstanding the foregoing, the parties agree to participate in non-binding mediation with a mutually selected mediator prior to initiation of any arbitration process, except that either party may file any formal arbitration demand as necessary to preserve their legal rights.

21. Limit on Benefits.

(a) Notwithstanding anything contained in this Agreement to the contrary, to the extent that the payments and benefits provided under this Agreement and benefits provided to, or for the benefit of, Feltheimer under any other Lions Gate plan or agreement (such payments or benefits are collectively referred to as the “Payments” for purposes of this Section 20) would be subject to the excise tax (the “Excise Tax”) imposed under Section 4999 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the Payments shall be reduced (but not below zero) if and to the extent that a reduction in the Payments would result in Feltheimer retaining a larger amount, on an after-tax basis (taking into account federal, state and local income taxes and the Excise Tax), than if Feltheimer received all of the Payments (such reduced amount is referred to hereinafter as the “Limited Benefit Amount”). In such case, the Payments shall be reduced or eliminated by first reducing or eliminating cash severance payments, then by reducing or eliminating other cash payments, then by reducing or eliminating those payments or benefits which are not payable in cash, in each case in reverse order beginning with payments or benefits which are to be paid the farthest in time from the Determination (as hereinafter defined). Any notice given by Feltheimer pursuant to the preceding sentence shall take precedence over the provisions of any other plan, arrangement or agreement governing Feltheimer’s rights and entitlements to any benefits or compensation.

(b) A determination as to whether the Payments shall be reduced to the Limited Benefit Amount pursuant to this Agreement and the amount of such Limited Benefit Amount shall be made by Lions Gate’s independent public accountants or another certified public accounting firm of national reputation designated by Lions Gate (the “Accounting Firm”) at Lions Gate’s expense. Lions Gate and Feltheimer shall use their reasonable efforts to cause the Accounting Firm to provide its determination (the “Determination”), together with detailed supporting calculations and documentation to Lions Gate and Feltheimer within five (5) days of the date of termination of Feltheimer’s employment, if applicable, or such other time as requested by Lions Gate or Feltheimer (provided Feltheimer reasonably believes that any of the Payments may be subject to the Excise Tax), and if the Accounting Firm determines that no Excise Tax is payable by Feltheimer with respect to any Payments, Lions Gate and Feltheimer shall use their reasonable efforts to cause the Accounting Firm to furnish Feltheimer with an opinion reasonably acceptable to Feltheimer that no Excise Tax will be imposed with respect to any such Payments. Unless Feltheimer provides written notice to Lions Gate within thirty (30) days of the delivery of the Determination to Feltheimer that he disputes such Determination, the Determination shall be binding, final and conclusive upon Lions Gate and Feltheimer.

22. Severability. Each section, subsection and lesser portion of this Agreement constitutes a separate and distinct undertaking, covenant and/or provision hereof. In the event that any provision of this Agreement shall finally be determined to be unlawful or unenforceable, such provision shall be deemed to be severed from this Agreement, but every other provision shall remain in full force and effect.

23. Construction. Each party has cooperated in the drafting and preparation of this Agreement. Hence, in any construction to be made of this Agreement, the same shall not be construed against any party on the basis that the party was the drafter.

24. Legal Counsel. In entering this Agreement, the parties represent that they have relied upon the advice of their attorneys, who are attorneys of their own choice, and that the terms of this Agreement have been completely read and explained to them by their attorneys, and that those terms are fully understood and voluntarily accepted by them.

25. Waiver. No waiver of any breach of any term or provision of this Agreement shall be construed to be, nor shall be, a waiver of any other breach of this Agreement. No waiver shall be binding unless in writing and signed by the party waiving the breach.

26. Execution. This Agreement may be executed in one or more counterparts (including by electronic signature), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Photographic and facsimile copies of such signed counterparts may be used in lieu of the originals for any purpose.

27. Notices. All notices to be given pursuant to this Agreement shall be effected either by mail or personal delivery in writing as follows:

Lions Gate:

Lions Gate Entertainment

2700 Colorado Avenue, Suite 200

Santa Monica, California 90404

Attention: General Counsel

Feltheimer:

Jon Feltheimer

c/o Lions Gate Entertainment

2700 Colorado Avenue, Suite 200

Santa Monica, California 90404

w/ copy to:

Del Shaw Moonves Tanaka Finkelstein Lezcano Bobb & Dang

2029 Century Park East

Suite 1750

Los Angeles, CA 90067

Attention: Jeffrey S. Finkelstein, Esq.

28. Tax Withholding. Notwithstanding anything else herein to the contrary, Lions Gate may withhold (or cause there to be withheld, as the case may be) from any amounts otherwise due or payable under or pursuant to this Agreement such federal, state and local income, employment, or other taxes as may be required to be withheld pursuant to any applicable law or regulation.

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In witness whereof, the parties hereto have executed this Agreement as of the date first above written.

“LIONS GATE”

LIONS GATE ENTERTAINMENT CORP.,

By:	/s/ Bruce Tobey
Name:	Bruce Tobey
Its: General Counsel

“FELTHEIMER”

/s/ Jon Feltheimer
Jon Feltheimer

EXHIBIT A

FORM OF GENERAL RELEASE AGREEMENT

1. Release by Executive. In consideration of the severance benefits provided to [____________] (“Executive”) under the Employment Agreement dated as of [__________, 2024] by and between Lions Gate Entertainment Corp. (the “Company”) and Executive (the “Employment Agreement”), Executive, on his own behalf and on behalf of his descendants, dependents, heirs, executors, administrators, assigns and successors, and each of them, hereby acknowledges full and complete satisfaction of and releases and discharges and covenants not to sue the Company, its divisions, subsidiaries, parents, or affiliated corporations, past and present, and each of them, as well as its and their assignees, successors, directors, officers, stockholders, partners, representatives, attorneys, agents or employees, past or present, or any of them (individually and collectively, “Releasees”), from and with respect to any and all claims, agreements, obligations, demands and causes of action, known or unknown, suspected or unsuspected, arising out of or in any way connected with Executive’s employment or any other relationship with or interest in the Company or the termination thereof, including without limiting the generality of the foregoing, any claim for severance pay, profit sharing, bonus or similar benefit, pension, retirement, life insurance, health or medical insurance or any other fringe benefit, or disability, or any other claims, agreements, obligations, demands and causes of action, known or unknown, suspected or unsuspected resulting from any act or omission by or on the part of Releasees committed or omitted prior to the date of this General Release Agreement (this “Agreement”) set forth below, including, without limiting the generality of the foregoing, any claim under Title VII of the Civil Rights Act of 1964, the Americans with Disabilities Act, the Family and Medical Leave Act, the California Fair Employment and Housing Act, California Labor Code Section 132a, the California Family Rights Act, or any other federal, state or local law, regulation, ordinance, constitution or common law (collectively, the “Claims”); provided, however, that the foregoing release does not apply to any obligation of the Company to Executive pursuant to any of the following: (1) Section 5(g), 6(b), 10(b) or 10(c), as applicable (and including any related provisions referred to in the applicable section), of the Employment Agreement; (2) any equity-based awards previously granted by the Company to Executive, to the extent that such awards continue after the termination of Executive’s employment with the Company in accordance with the applicable terms of such awards; (3) any right to indemnification that Executive may have pursuant to the Company’s bylaws, its corporate charter or under any written indemnification agreement with the Company (or any corresponding provision of any subsidiary or affiliate of the Company) with respect to any loss, damages or expenses (including but not limited to attorneys’ fees to the extent otherwise provided) that Executive may in the future incur with respect to his service as an employee, officer or director of the Company or any of its subsidiaries or affiliates; (4) with respect to any rights that Executive may have to insurance coverage for such losses, damages or expenses under any Company (or subsidiary or affiliate) directors and officers liability insurance policy; (5) any rights to continued medical and dental coverage that Executive may have under COBRA; (6) any rights to payment of benefits that Executive may have under a retirement plan sponsored or maintained by the Company that is intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended; or (7) any deferred compensation or supplemental retirement benefits that Executive may be entitled to under a nonqualified deferred compensation or supplemental retirement plan of the Company. In addition, this release does not cover any Claim that cannot be so released as a matter of applicable law. Notwithstanding anything to the contrary herein, nothing in this Agreement prohibits Executive from filing a charge with or participating in an investigation conducted by any state or federal government agencies. Executive does waive, however, the right to receive any monetary or other recovery, should any agency or any other person pursue any claims on Executive’s behalf arising out of any claim released pursuant to this Agreement. Executive acknowledges and agrees that he has received any and all leave and other benefits that he has been and is entitled to pursuant to the Family and Medical Leave Act of 1993.

2. Acknowledgement of Payment of Wages. Executive acknowledges that as of the date Executive’s employment with the Company terminated (the “Separation Date”), he has received all amounts owed for his regular and usual salary (including, but not limited to, any bonus, severance (other than as to be provided pursuant to the Employment Agreement), or other wages), and usual benefits that he earned through the Separation Date.

3. Waiver of Civil Code Section 1542. This Agreement is intended to be effective as a general release of and bar to each and every Claim hereinabove specified. Accordingly, Executive hereby expressly waives any rights and benefits conferred by Section 1542 of the California Civil Code and any similar provision of any other applicable state law as to the Claims. Section 1542 of the California Civil Code provides:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.”

Executive acknowledges that he later may discover claims, demands, causes of action or facts in addition to or different from those which Executive now knows or believes to exist with respect to the subject matter of this Agreement and which, if known or suspected at the time of executing this Agreement, may have materially affected its terms. Nevertheless, Executive hereby waives, as to the Claims, any claims, demands, and causes of action that might arise as a result of such different or additional claims, demands, causes of action or facts.

4. ADEA Waiver. Executive expressly acknowledges and agrees that by entering into this Agreement, he is waiving any and all rights or claims that he may have arising under the Age Discrimination in Employment Act of 1967, as amended (“ADEA”), which have arisen on or before the date of execution of this Agreement. Executive further expressly acknowledges and agrees that:

(i) In return for this Agreement, he will receive consideration beyond that which he was already entitled to receive before entering into this Agreement;

(ii) He is hereby advised in writing by this Agreement to consult with an attorney before signing this Agreement;

(iii) He was given a copy of this Agreement on [____________] and informed that he had twenty-one (21) days within which to consider this Agreement and that if he wished to execute this Agreement prior to expiration of such 21-day period, he should execute the Acknowledgement and Waiver attached hereto as Exhibit A-1;

(iv) Nothing in this Agreement prevents or precludes Executive from challenging or seeking a determination in good faith of the validity of this waiver under the ADEA, nor does it impose any condition precedent, penalties or costs from doing so, unless specifically authorized by federal law; and

(v) He was informed that he has seven (7) days following the date of execution of this Agreement in which to revoke this Agreement, and this Agreement will become null and void if Executive elects revocation during that time. Any revocation must be in writing and must be received by the Company during the seven-day revocation period. In the event that Executive exercises his right of revocation, neither the Company nor Executive will have any obligations under this Agreement.

5. No Transferred Claims. Executive represents and warrants to the Company that he has not heretofore assigned or transferred to any person not a party to this Agreement any released matter or any part or portion thereof.

6. Miscellaneous. The following provisions shall apply for purposes of this Agreement:

(a) Number and Gender. Where the context requires, the singular shall include the plural, the plural shall include the singular, and any gender shall include all other genders.

(b) Section Headings. The section headings of, and titles of paragraphs and subparagraphs contained in, this Agreement are for the purpose of convenience only, and they neither form a part of this Agreement nor are they to be used in the construction or interpretation thereof.

(c) Governing Law. This Agreement, and all questions relating to its validity, interpretation, performance and enforcement, as well as the legal relations hereby created between the parties hereto, shall be governed by and construed under, and interpreted and enforced in accordance with, the laws of the State of California, notwithstanding any California or other conflict of law provision to the contrary.

(d) Severability. If any provision of this Agreement or the application thereof is held invalid, the invalidity shall not affect other provisions or applications of this Agreement which can be given effect without the invalid provisions or applications and to this end the provisions of this Agreement are declared to be severable.

(e) Modifications. This Agreement may not be amended, modified or changed (in whole or in part), except by a formal, definitive written agreement expressly referring to this Agreement, which agreement is executed by both of the parties hereto.

(f) Waiver. No waiver of any breach of any term or provision of this Agreement shall be construed to be, nor shall be, a waiver of any other breach of this Agreement. No waiver shall be binding unless in writing and signed by the party waiving the breach.

(g) Arbitration. Any controversy arising out of or relating to this Agreement shall be submitted to arbitration in accordance with the arbitration provisions of the Employment Agreement.

(h) Counterparts. This Agreement may be executed in counterparts, and each counterpart, when executed, shall have the efficacy of a signed original. Photographic copies of such signed counterparts may be used in lieu of the originals for any purpose.

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The undersigned have read and understand the consequences of this Agreement and voluntarily sign it. The undersigned declare under penalty of perjury under the laws of the State of California that the foregoing is true and correct.

EXECUTED this        day of       20   , at              County, __________.

“EXECUTIVE”

[Name]

EXECUTED this        day of       20   , at              County, __________.

“COMPANY”

Lions Gate Entertainment Corp.

By:
[Name]
[Title]

EXHIBIT A-1

ACKNOWLEDGMENT AND WAIVER

I, _____________, hereby acknowledge that I was given 21 days to consider the foregoing General Release Agreement and voluntarily chose to sign the General Release Agreement prior to the expiration of the 21-day period.

I declare under penalty of perjury under the laws of the State of California that the foregoing is true and correct.

EXECUTED this ___ day of ____________ 20___, at ___________ County, _________.

[Name]